Exhibit 99.1

InSite Vision and Sun Pharma Enter into Merger Agreement

Shareholders Will Receive $0.35 per Share in Cash at Closing

InSite Terminates Merger Agreement with QLT Inc.

ALAMEDA, Calif. — September 15, 2015 — InSite Vision Inc. (OTCBB: INSV) today announced that InSite and a subsidiary of Sun Pharmaceutical Industries Ltd. (Sun Pharma) have entered into a merger agreement under which an indirect wholly owned subsidiary of Sun Pharma will acquire InSite in an all-cash transaction for $0.35 per share, or approximately $48 million in aggregate equity value, on a fully diluted basis. The transaction has been approved by the boards of directors of both InSite and the Sun Pharma subsidiary, and will be completed by means of a tender offer.

InSite also announced that it has terminated its previously announced second amended and restated merger agreement with QLT Inc. Following discussion with both Sun Pharma and QLT, and in consultation with its outside legal and financial advisors, the InSite Board of Directors determined that the Sun Pharma transaction represented a Company Superior Proposal under the QLT merger agreement. In connection with InSite’s termination of the QLT merger agreement, InSite was required to pay a $2,667,000 termination fee to QLT. The Sun Pharma subsidiary has paid this fee to QLT on InSite’s behalf.

Under the merger agreement, InSite and the Sun Pharma subsidiary have entered into a secured loan transaction pursuant to which InSite borrowed funds sufficient to repay the amounts outstanding under InSite’s secured note in favor of QLT. The loan also provides InSite with the ability to make monthly borrowings to fund its operations until closing.

“The merger agreement with Sun Pharma provides a significant improvement in value for our stockholders,” said Timothy Ruane, InSite Vision’s Chief Executive Officer. “We are excited about the opportunity to be part of Sun Pharma.”

Under the terms of the merger agreement, an indirect wholly owned subsidiary of Sun Pharma will commence a tender offer for all outstanding shares of InSite at $0.35 per share in cash. The completion of the tender offer will be conditioned on InSite’s stockholders tendering at least a majority of InSite’s outstanding shares, determined on a fully diluted basis, and other customary closing conditions. Following completion of the tender offer, both companies will complete a merger in which InSite shares that were not tendered in the tender offer will be cancelled and converted into the right to receive $0.35 per share. InSite will separately prepare a proxy statement under which InSite will seek stockholder approval of a merger involving the indirect wholly owned subsidiary of Sun Pharma and InSite, pursuant to which all outstanding shares of InSite would be converted into the right to receive $0.35 per share. If the merger agreement is terminated under specified circumstances, InSite will be obligated to pay the Sun Pharma subsidiary a termination fee of $2,667,000 to reimburse it for the termination fee paid to QLT.

The acquisition is expected to close in the fourth quarter of 2015.

Guggenheim Securities, LLC is acting as financial advisor to InSite Vision. Jones Day is acting as legal advisor to InSite Vision.

About InSite Vision

InSite Vision is advancing new specialty ophthalmologic products for treatment of diseases affecting the front and back of the eye. The company has two commercial products based on its innovative DuraSite® platform approved for the treatment of bacterial eye infections, AzaSite® (azithromycin ophthalmic solution) 1%, marketed in the U.S. by Akorn, Inc., and Besivance® (besifloxacin ophthalmic suspension) 0.6%, marketed by Bausch & Lomb, a wholly owned subsidiary of Valeant Pharmaceuticals International. InSite Vision has a proprietary portfolio of clinical-stage product candidates, and has filed an NDA for BromSite™ (0.075% bromfenac) for the treatment of inflammation and prevention of pain associated with cataract surgery. InSite Vision currently plans to file an NDA with the FDA in 2017 for the commercial approval by the U.S. Food and Drug Administration (FDA) of DexaSite™ for the treatment of blepharitis. InSite Vision’s AzaSite Plus™ is advancing through Phase 3 clinical studies for the treatment of eye infections, and ISV-101 is in Phase 1/2 clinical development for dry-eye disease and inflammation. For further information on InSite Vision, please visit www.insitevision.com.

Additional Information

The tender offer for the outstanding common stock of InSite has not yet commenced. This communication is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of InSite common stock. At the time the tender offer is commenced, Thea Acquisition Corp., an indirect wholly owned Sun Pharma subsidiary, will file a tender offer statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the Securities and Exchange Commission (the “SEC”), and InSite will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer, and if applicable, a proxy statement regarding the merger. InSite’s stockholders are strongly advised to read these tender offer materials, as well as any other documents relating to the tender offer and the associated transactions that are filed with the SEC, carefully and in their entirety when they become available, and as they may be amended from time to time, because they will contain important information about the tender offer and, if applicable, the merger, that InSite’s stockholders should consider prior to making any decisions with respect to the tender offer or the merger. Once filed, stockholders of InSite will be able to obtain free copies of the tender offer materials and, if applicable, the proxy statement, and other documents filed with the SEC by Thea Acquisition Corp., an indirect wholly owned Sun Pharma subsidiary, or InSite Vision through the website maintained by the SEC at http://www.sec.gov or from the information agent named in the tender offer materials. Copies of the documents filed with the SEC by InSite Vision will be available free of charge on InSite Vision’s website at www.InSiteVision.com or by contacting InSite Vision at 510-747-1220.

Participants in the Merger Solicitation

InSite Vision, its directors and certain of its executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed merger between InSite Vision and the indirect wholly owned Sun Pharma subsidiary. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of InSite Vision stockholders in connection with the proposed merger of InSite Vision with the indirect wholly owned Sun Pharma subsidiary and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement, if applicable, when it is filed with the SEC. Information about the directors and executive officers of InSite Vision is set forth in its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on February 19, 2015.

Cautionary Statements Related to Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates and projections, objectives and expected results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of InSite and the indirect wholly owned Sun Pharma subsidiary to complete the transactions contemplated by the Agreement and Plan of Merger dated as of September 15, 2015 by and among InSite, Ranbaxy Inc. and Thea Acquisition Corp. (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of InSite’s stockholders will tender their shares of common stock in the tender offer or, if applicable, vote in favor of adopting the Merger Agreement; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on InSite’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees. Other factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements include: general economic conditions and conditions affecting the industry in which InSite Vision operates and other factors identified in InSite Vision’s SEC filings, including its Annual

Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 under the caption “Risk Factors” and elsewhere in such reports. The forward-looking statements made herein speak only as of the date hereof and neither InSite Vision nor any of its affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

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AzaSite®, DuraSite® and DuraSite® 2 are registered trademarks of InSite Vision Incorporated.

AzaSite Xtra™, AzaSite Plus™, BromSite™, DexaSite™ and BromDex™ are trademarks of InSite Vision Incorporated.

Besivance® is a registered trademark of Bausch + Lomb Incorporated.

InSite Vision

Louis Drapeau, 510-747-1220

Chief Financial Officer

mail@insite.com

or

Media/Investor Inquiries

BCC Partners

Karen L. Bergman, 650-575-1509

Susan Pietropaolo, 845-638-6290

cell: 201-923-2049